Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

                               November 2, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert, Esq.

Re:	Valley National Bancorp
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-220743

Dear Mr. Gessert:

I am the Senior Executive Vice President and Chief Financial Officer of Valley National Bancorp (“Valley”) and am authorized to request the acceleration of the effective date of Valley’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-220743) filed on October 26, 2017.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on November 3, 2017 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

By:	/s/ Alan D. Eskow
Name:	Alan D. Eskow
Title:	Senior Executive Vice President and Chief Financial Officer